[Logo}                                                                   EX-99.1
SCITEX

                                                                            NEWS


FOR IMMEDIATE RELEASE

                SCITEX CORPORATION ANNOUNCES KEY APPOINTMENTS TO
                               BOARD OF DIRECTORS

TEL AVIV, ISRAEL - JUNE 18, 2003. SCITEX CORPORATION LTD. (NASDAQ & TASE: SCIX) announced today that Avi Fischer, Vice Chairman of IDB Holdings Ltd., has joined Scitex's board of directors, and Ami Erel, CEO of Discount Investments Corporation, has joined the Scitex's board and been elected chairman. Mr. Fischer replaces Leon Recanati who resigned last month, and Mr. Erel replaces Meir Shannie. In addition, Shay Livnat, CEO of Zoe holdings (a private investment company with holdings in several hi-tech companies) has joined Scitex's board. The appointments effective immediately, come as a result of the recent changes in ownership with IDB Holdings, which controls Scitex's principal shareholders, Clal Electronics Industries Ltd. and Discount Investments Corporation Ltd. Messrs. Fischer, Erel, and Livnat were appointed by the Board and will hold office until the next annual meeting of Scitex, expected by year-end.

Avi Fischer, Deputy Chairman of IDB Holdings and now member of Scitex Corporation's board commented: "I am confident that Scitex Corporation will continue to be a leading force in the digital printing ink jet industry with long term prospects for growth. In this new board role I will work with the management team to establish and deliver on a strategy to maximize this company's growth potential."

Ami Erel, CEO of Discount Investments Corporation and now chairman of Scitex's board of directors stated: "I am confident in Scitex's strong management and committed to provide the best possible value to the benefit of our shareholders." Mr. Erel concluded: "We appreciate Meir Shannie's extensive contribution and would like to thank him for the leadership and guidance he has provided Scitex as its Chairman during more than two years of service."

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC", "VIEW" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF

FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, (2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, (7) RISKS RELATING TO THE INTEGRATION OF NEW BUSINESSES, AND (8) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

                           --------------------------

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd.

CONTACTS

SCITEX CORPORATION LTD.
-----------------------
Yahel Shachar                                  Dalit Yehuda
Chief Financial Officer                        Corporate Assistant
Tel: +972 3 607-5755                           Tel: +972 3 607-5755
Fax: +972 3 607-5756                           Fax: +972 3 607-5756
E-mail: yahel.shachar@scitex.com               E-mail: dalit.yehuda@cii.co.il